UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2025

Commission File Number: 001-15102

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Embraer S.A.

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Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Embraer reports 62 aircraft delivered in the third quarter,

surpassing 3Q24 mark

São Paulo (SP), Brazil, October 2, 2025 – Embraer (NYSE: ERJ / B3: EMBR3), a global leader in the aerospace industry, delivered 62 aircraft in 3Q25. The result represented a marginal improvement compared to 2Q25 and 3Q24, when 61 and 59 jets were delivered, respectively.

During 3Q25, 20 new commercial jets were delivered – more than half of them (11) were E195-E2 models, Embraer’s largest aircraft currently in production in the segment. In the period, the Commercial Aviation business unit outperformed 2Q25 as well as 3Q24, which recorded 19 and 16 deliveries, respectively.

Embraer Executive Jets recorded 41 deliveries, compared with 38 jets delivered in 2Q25 and 41 in 3Q24. The highlight of the quarter was the Phenom 300, the fastest light jet in production and market leader for 13 consecutive years, with 20 units delivered.

In Defense & Security, the company delivered 1 unit of its multi-mission military transport aircraft, the KC-390 Millennium, completing the overall total of 62 deliveries by the company in the quarter.

Embraer's deliveries estimates for the year are between 77 and 85 in Commercial Aviation in 2025 (midpoint 10% above year-over-year), and 145 to 155 jets in Executive Aviation (midpoint 15% above year-over-year).

About Embraer

A global aerospace company headquartered in Brazil, Embraer has businesses in Commercial and Executive aviation, Defense & Security, and Agricultural Aviation. The company designs, develops, manufactures, and markets aircraft and systems, providing Services and Support to customers after-sales.

Since it was founded in 1969, Embraer has delivered more than 9,000 aircraft. On average, about every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 150 million passengers a year.

Embraer is the leading manufacturer of commercial jets with up to 150 seats and the main exporter of high- value-added goods in Brazil. The company maintains industrial units, offices, service, and parts distribution centers, among other activities, across the Americas, Africa, Asia, and Europe.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 2, 2025

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations